File No. 70-10

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM U-1

APPLICATION OR DECLARATION UNDER THE

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

SAGE MOUNTAIN, L.L.C.

SAGUARO UTILITY GROUP L.P.

SAGUARO UTILITY GROUP I CORP.

FREDERICK B. RENTSCHLER

c/o Plattner, Schneidman & Schneider, P.C.

4201 North 24th Street, Suite 100

Phoenix, Arizona 85016

(Names of companies filing this statement and

address of principal executive offices)

(Name of top registered holding company)

None

(Name and address of agent for service)

Frederick B. Rentschler

Managing Member

Sage Mountain, L.L.C.

c/o Plattner, Schneidman & Schneider, P.C.

4201 North 24th Street, Suite 100

Phoenix, Arizona 85016

With copies to:
M. Douglas Dunn, Esq. Orlan M. Johnson, Esq. Milbank Tweed Hadley & McCloy LLP 1825 Eye Street N.W. Washington D.C. 20006	David Sorkin, Esq. Brian Stadler, Esq. Mark S. Tibberts, Esq. Simpson Thacher & Bartlett LLC 425 Lexington Avenue New York, NY 10017	John T. Hood, Esq. William T. Baker, Esq. Andrew F. MacDonald, Esq. Thelen Reid & Priest LLP 875 Third Avenue New York, New York 10022

Item 1. Description of Proposed Transaction.

1.1 Introduction.

UniSource Energy Corporation (“UniSource Energy”), an Arizona corporation, is an exempt holding company pursuant to Section 3(a)(1) of the Public Utility Holding Company Act of 1935, as amended (“Act”), by order of the Commission dated August 1, 2003 (Holding Company Act Release No. 27706) (the “UniSource Order”). UniSource Energy directly owns more than 99.99% of the issued and outstanding common stock of Tucson Electric Power Company (“TEP”), also an Arizona corporation, which provides electric utility service in Tucson, Arizona and surrounding areas. UniSource Energy also indirectly owns all of the issued and outstanding common stock of UNS Electric, Inc. (“UNS Electric”) and UNS Gas, Inc. (“UNS Gas”), which are Arizona corporations that respectively hold the Arizona electric and gas utility properties formerly owned by Citizens Communications Company (“Citizens”) (collectively, TEP, UNS Electric and UNS Gas will be referred to as the “Operating Utility Companies”). UniSource Energy’s indirect acquisition of UNS Electric and UNS Gas was approved by the Commission in the UniSource Order.

Sage Mountain, L.L.C. (the “General Partner”), Saguaro Utility Group I Corp. (“Saguaro Corp.”), Saguaro Utility Group, L.P. (“Saguaro Utility L.P.” or the “Partnership”) and Frederick B. Rentschler (“Mr. Rentschler”) (collectively referred to as the “Applicants”) are filing this Application/Declaration pursuant to Sections 9(a)(2) and 10 of the Act to request approval for the acquisition of all of the issued and outstanding common stock of UniSource Energy by Saguaro Corp. (the “Transaction”). As part of this Application/Declaration, the Applicants are also requesting that the Commission issue an order pursuant to Section 3(a)(1) of the Act finding that, following completion of the Transaction, each of the General Partner, Saguaro Corp. and Saguaro Utility L.P. (collectively, the “Holding Company Applicants”) and their subsidiary companies as such will be entitled to an exemption from all provisions of the Act, except Section 9(a)(2).

The Transaction is subject to, among other conditions precedent, receipt by the parties of required state and federal regulatory approvals and filing of pre-merger notification statements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), and expiration or early termination of the statutory waiting period thereunder. (See Item 4 - Regulatory Approvals). The boards of directors or other managing body of each of the Holding Company Applicants and UniSource Energy have approved the proposed Transaction. The Transaction will require the approval of the holders of a majority of the outstanding shares of common stock of UniSource Energy.

1.2 Description of the Applicants

Saguaro Corp. is an Arizona corporation, and is wholly-owned by Saguaro Utility L.P. 1 Saguaro Corp. was formed for the purpose of facilitating the purchase of UniSource Energy and will own 100% of the issued and outstanding common stock of UniSource Energy once the Transaction is completed.

Saguaro Utility L.P. is an Arizona limited partnership which wholly owns Saguaro Corp. The sole general partner of Saguaro Utility L.P. is the General Partner, which is organized as an Arizona limited liability company and was formed for the purpose of acting as general partner of Saguaro Utility L.P. The General Partner, as general partner of Saguaro Utility L.P., will manage the business affairs of Saguaro Utility L.P. The General Partner is indirectly wholly-owned by Mr. Rentschler, the former President and Chief Executive Officer of Armour-Dial, Beatrice Companies and Northwest Airlines.2

The limited partners of Saguaro Utility L.P. (the “Limited Partners”) will not have any role in the day-to-day management of the Partnership’s business, but will have certain limited consent rights regarding extraordinary actions by the General Partner and other transactions that might materially affect their financial investment.2 The Limited Partners are investment funds and other entities affiliated with Kohlberg Kravis Roberts & Co., L.P., J.P. Morgan Partners, LLC, and Wachovia Investors, Inc.3

An organizational chart showing the post-transaction structure of the Applicants and UniSource Energy and its subsidiaries, is set forth in Exhibit D-3 to this Application/Declaration.

[1]	After closing of the Transaction, management and employees of UniSource Energy may be given an opportunity to invest in, or awarded options for, stock or partnership interests in Saguaro Corp. or the Partnership. At the present time, there is no plan or arrangement with any member of management or any employee regarding ownership or compensation.
[2]	For tax reasons, Mr. Rentschler owns his interest in the General Partner indirectly through a Trust formed under Frederick B. Rentschler Trust U/T/A, dated April 28, 1998, as amended (the “Trust”). Specifically, the Trust directly owns 99% of the membership interests in the General Partner, while the remaining 1% interest is owned by an Arizona corporation (Sage Saguaro Corp.) that itself is 100% owned by the Trust. Mr. Rentschler is both the trustee of the Trust and the Trust’s sole settler and beneficiary. The Trust would not become a “holding company” as a result of the Transaction because, as a grantor trust, as opposed to a business trust, the Trust is not a “company” within the meaning of Section 2(a)2 of the Act.
[3]	The role of the Limited Partners will be detailed in a request to the Division of Investment Management (the “Division”) of the Commission for a “no action” letter confirming that the Division will not recommend that the Commission institute enforcement action under the Act to deem any of the Limited Partners to be a “holding company” or an “affiliate” of a “public utility company” within the meaning of the Act. The Limited Partners will have consent rights similar to those reviewed by the Division in requests for “no action” letters involving SW Acquisition L.P. (April 12, 2000); General Electric Capital Corporation (April 25, 2001); k1 Ventures Limited (July 22, 2003) and Evercore METC Investment, Inc. (November 25, 2003).
[4]	Wachovia Investors, Inc. will assign its limited partnership interest prior to the closing to Wachovia Capital Partners 2004, LLC. If the closing does not occur until 2005, the interest likely will be assigned to Wachovia Capital Partners 2005, LLC.

1.3 Description of UniSource Energy, Operating Utility Companies and Certain Non-Utility Subsidiaries

a.	UniSource Energy

As noted above, UniSource Energy is a holding company over the Operating Utility Companies and pursuant to the UniSource Order obtained a Section 3(a)(1) exemption in connection with the Commission’s granting to it the authority to acquire, through a subsidiary, UNS Electric and UNS Gas. UniSource Energy initially became a holding company over TEP in January 1998 as a result of a statutory share exchange in which the holders of the outstanding shares of TEP common stock became the holders of shares of UniSource Energy common stock and TEP became a subsidiary of UniSource Energy.4 UniSource Energy owns more than 99.99% of the issued and outstanding common stock of TEP.5 UniSource Energy also owns all of the issued and outstanding common stock of UniSource Energy Services (“UES”), which in turn owns all of the issued and outstanding common stock of UNS Electric and UNS Gas. Finally, UniSource Energy owns all of the issued and outstanding common stock of two direct non-utility subsidiaries, Millennium Energy Holdings, Inc. (“Millennium”) and UniSource Energy Development Company (“UED”). Currently, UniSource Energy itself does not engage in any business activities or have any material assets, other than the stock of its subsidiaries.

For the twelve months ended December 31, 2003, UniSource Energy reported consolidated operating revenues of $969.9 million, of which $894.8 million (approximately 92.3%) were derived from retail and wholesale sales of electricity, $46.5 million (approximately 4.8%) from sales of gas, and $28.5 million (approximately 2.9%) from other sources. At December 31, 2003, UniSource Energy had $3,092,129,000 in total assets, including total net utility plant of $2,069,215,000.

As of December 31, 2003, UniSource Energy had issued and outstanding 33,787,941 shares of common stock, no par value, which are listed and traded on the New York Stock Exchange and the Pacific Exchange. UniSource Energy’s only outstanding debt (on a standalone basis) is a $95 million intercompany note payable to TEP. The note bears interest at 9.78% per annum and is due in 2008. The note was issued by UniSource Energy to TEP shortly after UniSource Energy was organized in 1998 in exchange for the stock of Millennium, which was a subsidiary of TEP prior to the

[5]	The share exchange was approved by the Arizona Corporation Commission by order dated November 25, 1997. See In the Matter of the Notice and Intent of Tucson Electric Power Company to Organize a Public Utility Holding Company and for Related Approvals of Waivers Pursuant to R14-2-1801, et. seq., Docket No. U-1933-97-176, Decision 60480 (Nov. 25, 1997) (hereafter, the “Holding Company Order”).
[6]	UniSource Energy holds all but 121 of the total 32,139,555 shares of TEP’s outstanding common stock.

reorganization. The Arizona Corporation Commission (the “ACC”) approved this transaction as part of the Holding Company Order.6

On a consolidated basis, UniSource Energy’s capitalization at December 31, 2003 was as follows ($ in thousands):

Common equity	$539,655	20.4%
Capital lease obligations	$762,968	28.9%
Long-term debt	$1,286,320	48.7%
Current portion of long-term debt and capital lease obligations	$52,011	2.0%

Total capitalization	$2,640,954	100.0%

b. The Operating Utility Companies.

(i) Tucson Electric Power Company. In 2003, TEP, UniSource Energy’s principal utility subsidiary, accounted for approximately 86% of UniSource Energy’s total consolidated assets and more than 88% of UniSource Energy’s operating revenues. TEP is a vertically integrated electric utility company that provides retail service to over 367,000 customers in a 1,155 square-mile area of southeastern Arizona having a population of approximately 911,000. This area includes the City of Tucson and adjoining areas of Pima County. TEP also supplies the power requirements of a military base located in Cochise County, to the east of Tucson, and sells electricity at wholesale to other utilities and power marketing entities in the western U.S. Substantially all of these sales take place in Arizona. At December 31, 2003, TEP owned or leased 2,003 MW of net generating capability.

TEP’s transmission facilities transmit electricity from certain of its generating stations to the Tucson area for use by TEP’s retail customers. TEP is directly interconnected with the transmission systems of Arizona Public Service Company (“APS”), Southwest Transmission Cooperative, Inc. (“Southwest Transmission Cooperative”), El Paso Electric Company, Public Service Company of New Mexico, The Salt River Project Agricultural Improvement and Power District (“Salt River”), Nevada Power Company, and Tri-State Generation Transmission Cooperative. As of December 31, 2003, TEP owned, or participated in, an overhead electric transmission and

[7]	Various restrictions and conditions were imposed under the Holding Company Order, as later modified by order dated November 30, 1999, in order to protect TEP’s financial integrity. Among other restrictions, TEP may not declare or pay dividends in excess of 75% of its annual earnings until TEP’s equity ratio equals 37.5% of total capitalization, excluding capital lease obligations. (Under the terms of the settlement agreement entered into with the staff of the ACC at the time of UniSource Energy’s acquisition of UNS Electric and UNS Gas, this percentage was increased to 40% following the acquisition.) Further, without prior ACC approval, TEP may not guarantee any debt obligations of UniSource Energy or any associate companies, and UniSource Energy may not pledge TEP’s common stock as collateral security for debt of UniSource Energy or any associate company.

distribution system consisting of 512 circuit-miles of 500 kV lines, 1,122 circuit-miles of 345 kV lines, 371 circuit-miles of 138 kV lines, 434 circuit-miles of 46 kV lines, and 12,511 circuit-miles of lower voltage primary lines. TEP’s underground electric distribution system is comprised of 7,843 cable-miles. Electric substation capacity associated with the above-described electric system consisted of 197 substations having a total installed transformer capacity of 6,011,272 kVA. The above facilities are all located in Arizona except for approximately 560 circuit-miles of 345 kV transmission lines in which TEP has a fractional undivided interest that are located in New Mexico and used to deliver electric energy at the Arizona-New Mexico border.

TEP is subject to regulation by the ACC with respect to retail electric rates, the issuance of securities, affiliate transactions, the maintenance of books and records and other matters, and by the Federal Energy Regulatory Commission (“FERC”) with respect to wholesale electric rates and electric transmission service.

As of December 31, 2003, TEP had issued and outstanding 32,139,555 shares of common stock, no par value, of which 32,139,434 were held by UniSource Energy. Also, as of December 31, 2003, TEP had issued and outstanding $1,126,320,000 principal amount of long-term debt (excluding current portion), including first and second mortgage bonds that are secured by a lien on substantially all of the properties and assets owned by TEP, and long-term capital lease obligations (excluding current portion) totaling $762,323,000. At December 31, 2003, TEP did not have any outstanding short-term debt, other than the current portion of TEP’s long-term debt and capital lease obligations, which totaled $51,851,000. As a result of the Transaction, subject to the satisfaction or waiver of the conditions in the Merger Agreement (as defined below), the Applicants will strengthen TEP’s capital structure by contributing up to $168 million in equity to TEP and also having UniSource Energy repay the $95 million intercompany note owing to TEP.

TEP’s senior secured debt is currently rated BBB- by Standard & Poor’s (“S&P”), Ba2 by Moody’s Investor Service (“Moody’s”), and BB+ by Fitch Inc. (“Fitch”).

TEP’s consolidated capitalization at December 31, 2003 was as follows ($ in thousands):

Common equity	$389,237	16.7%
Capital lease obligations	$762,323	32.7%
Long-term debt	$1,126,820	48.4%
Current portion of long-term debt and capital lease obligations	$51,851	2.2%

Total capitalization	$2,329,731	100.0%

(ii) UNS Electric and UNS Gas. As noted above, the Commission, pursuant to the UniSource Order, authorized UES, an Arizona corporation and direct subsidiary of UniSource Energy, to acquire all of the issued and outstanding common stock of two newly-formed Arizona corporations, UNS Electric and UNS Gas. That transaction was completed on August 11, 2003. UNS Electric and UNS Gas were formed as the corporate vehicles through which UniSource Energy acquired the Arizona electric and gas utility properties of Citizens. UNS Electric is certificated to provide electric service in most of Mohave County in northwest Arizona and in all of Santa Cruz County in southeast Arizona, which is located between TEP’s service area and the U.S.-Mexico border. UNS Electric provides electric service to approximately 81,000 customers in these two counties. UNS Gas provides natural gas service in most of northern Arizona, including portions of Mohave, Yavapai, Coconino, and Navajo Counties, as well as Santa Cruz County in southeast Arizona. UNS Gas currently serves approximately 128,000 retail natural gas customers in Arizona.

UNS Electric purchases substantially all of its electric requirements under a long-term contract with Pinnacle West Capital Corporation, an affiliate of APS. UNS Electric’s only generation facilities are three peaking gas turbine generators, which are located at its Valencia substation in Nogales, Arizona. These units have a combined capacity of approximately 48 MW, and are located electrically within the APS control area. These units are typically run only at times of impending outages or otherwise during periods of system emergencies. UNS Electric’s electric transmission and distribution system in Arizona consists of approximately 56 circuit-miles of 115 kV transmission lines, 234 circuit-miles of 69 kV transmission lines, and 3,116 circuit-miles of underground and overhead distribution lines. UNS Electric also owns 39 substations having a total installed transformer capacity of 1,161,300 kVA.

UNS Gas’ gas transmission and distribution system consists of approximately 168 miles of steel transmission mains, 2,459 miles of steel and plastic distribution mains, and 128,108 customer service lines. UNS Gas has a natural gas supply and management agreement with BP Energy Company, with an initial term that extends through December 31, 2005. Most of the gas distributed by UNS Gas is produced in the San Juan Basin in the Four Corners region and delivered on the El Paso and Transwestern interstate pipeline systems.

UNS Electric and UNS Gas are subject to regulation by the ACC with respect to retail electric and gas rates, the issuance of securities, affiliate transactions, the maintenance of books and records and other matters, and UNS Electric is subject to regulation by the FERC with respect to wholesale power sales and interstate electric transmission service.

UNS Electric’s consolidated capitalization at December 31, 2003 was as follows ($ in thousands):

Common equity	$36,585	37.6%
Capital lease obligations	$606	0.6%
Long-term debt	$60,000	61.7%
Current portion of long-term debt and capital lease obligations	$76	0.1%

Total capitalization	$97,267	100.0%

UNS Gas’ consolidated capitalization at December 31, 2003 was as follows ($ in thousands):

Common equity	$53,085	34.7%
Capital lease obligations	$0	0.0%
Long-term debt	$100,000	65.3%
Current portion of long-term debt and capital lease obligations	$0	0.0%

Total capitalization	$153,085	100.0%

c. Non-Utility Subsidiaries of UniSource Energy

As noted above, UniSource Energy has two direct non-utility subsidiaries: Millennium and UED. Millennium, which serves as the holding company for most of UniSource Energy’s non-utility operations, invests in various unregulated ventures related primarily to the energy business, including investments in a developer of thin-film batteries, a utility pole business, a developer of small-scale commercial satellites, and a developer and manufacturer of thin-film photovoltaic cells. UED, established in 2001, is the developer of the expansion project at the Springerville Generating Station.

TEP has five direct, wholly-owned, non-utility subsidiaries, as follows: Escavada Company, which is engaged in the business of maintaining miscellaneous assets and property; San Carlos Resources Inc. (“San Carlos”), which holds legal title to Unit No. 2 of the Springerville Generating Station, and is the lessee, jointly and severally with TEP, of an undivided one-half interest in certain facilities shared in common between Unit No. 1 and Unit No. 2 of the Springerville Generating Station, and, upon completion of the current construction of Unit No. 3, will also be shared with this unit and possibly a Unit No. 4, if developed; Sierrita Resources, Inc., which holds investments in financial assets; Tucson Resources Inc., which also holds investments in financial assets; and Tucsonel Inc., which holds an undivided interest in the Springerville Generating Station coal-handling facility. TEP also holds minority interests in entities that provide demand side and energy management services and engage in development activities relating to technologies that provide pricing and other related services to consumers for a wide variety of products, including utility services.

See Exhibit I for a more complete description of UniSource Energy’s direct and indirect non-utility subsidiaries and investments.

1.4 Principal Terms of Transaction Agreements.

UniSource Energy and Saguaro Acquisition Corp., a Delaware corporation formed for purposes of facilitating the Transaction, have entered into an Agreement and Plan of Merger, dated as of November 21, 2003 (“Merger Agreement”). Pursuant to the Merger Agreement (Exhibit B-1 hereto), and subject to the conditions thereof including shareholder and regulatory approvals, Saguaro Acquisition Corp. will merge with and into UniSource Energy, which will survive the merger and thereby become a wholly-owned subsidiary of Saguaro Corp. Saguaro Acquisition Corp. will cease to exist after the merger. Immediately following the merger, Saguaro Utility L.P. will own all of the common stock of Saguaro Corp. and Saguaro Corp. will own all of the common stock of UniSource Energy. As previously noted, the general partner of Saguaro Utility L.P. is the General Partner, and the Limited Partners include investment funds and other entities affiliated with Kohlberg Kravis Roberts & Co., L.P., J.P. Morgan Partners, LLC, and Wachovia Investors, Inc.

1.5 Financing of the Purchase Price.

The purchase price will be financed through a combination of equity contributed by the General Partner and the Limited Partners through Saguaro Utility L.P. and debt incurred at the Saguaro Corp. level. The details are more specifically set forth below.

(1) Saguaro Utility L.P. At the closing of the Transaction, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Limited Partners will provide aggregate capital contributions to Saguaro Utility L.P. of up to $561.7 million, and the General Partner will provide a capital contribution of approximately $1 million. Saguaro Utility L.P. is not expected to incur any debt.

(2) Saguaro Corp. At the closing of the Transaction, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Saguaro Utility L.P. will provide Saguaro Corp. with an equity contribution of up to $562.7 million. The remaining proceeds necessary to finance the Transaction will be obtained by Saguaro Corp. at the closing of the acquisition through a $360 million borrowing from a syndicate of lenders and an issuance of $300 million in notes. On March 25, 2004, Saguaro Corp. entered into a credit agreement with J.P. Morgan Chase Bank, Credit Suisse First Boston and Lehman Commercial Paper Inc. (collectively, the “Lenders”), pursuant to which Saguaro Corp. will be able to borrow approximately $360 million in senior secured bank loans and will have access to a $50 million revolving credit facility for general corporate purposes.8 In addition, in connection with the execution of the Merger Agreement, Saguaro Corp. and Saguaro Acquisition Corp. obtained commitments from the Lenders for a $40 million revolving credit facility for UES, UNS Gas and UNS Electric. Saguaro Acquisition Corp. and Saguaro Corp. also obtained a letter from a group of investment banks that they were highly confident that they could arrange for the sale of up to $300 million in Saguaro Corp.’s notes through a private sale and/or public offering.

(3) Saguaro Acquisition Corp./UniSource Energy. At the closing of the Transaction, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Saguaro Corp. will provide an equity capital contribution of up to $1,222.7 million to Saguaro Acquisition Corp./UniSource Energy (which is the total of the $562.7 million in equity contributions to Saguaro Corp. and $660 million in borrowings by Saguaro Corp.). Approximately $880 million of such funds will be paid to UniSource Energy’s existing stock and option holders and up to $263 million will be used to increase TEP’s common equity (as determined by the ACC) to 40% of total capitalization (excluding capital lease obligations). UniSource Energy is not expected to incur any new debt in connection with the Transaction.

1.6 Effects of Transaction.

The Transaction and related recapitalization of TEP will result in significant benefits to UniSource Energy, TEP and its customers. As noted above, as part of the Transaction, the debt/equity ratio of TEP’s capital structure (as determined by the ACC) would improve from approximately 75%/25% to 60%/40%7 through (1) an equity contribution to TEP of up to $168 million and (2) the repayment by UniSource Energy of a $95 million intercompany note owing to TEP. This strengthening of TEP’s capital structure should lower TEP’s financing costs, as well as help provide TEP, UniSource Energy’s principal utility subsidiary, with the resources that will further ensure the continued provision of high quality services and allow for needed capital investments. Moreover, it should also provide greater access to appropriate financing for all of the Operating Utility Companies, including UNS Electric and UNS Gas.

The Transaction would have no adverse impacts:

(1) The Transaction provides for the Holding Company Applicants to be substituted for the public shareholders which currently own UniSource Energy, but the operations and management of the Operating Utility Companies would not be affected. All day-to-day operations of UniSource Energy and its subsidiaries would remain unchanged, and the management team and corporate headquarters of UniSource Energy and the Operating Utility Companies would remain locally in Tucson, Arizona, with no effect on any of their operating facilities or services activities.

(2) The Transaction would not cause any change in the corporate form of any of the Operating Utility Companies, or any other subsidiary of UniSource Energy, or the corporate structure by which UniSource Energy owns them. Importantly, the existing structure was approved on August 1, 2003 by the Commission in the UniSource Order.

(3) Finally, the Transaction would not result in any consolidation of the ownership or control of any utility assets, since the only utilities involved in the Transaction are the Operating Utility Companies.

ITEM 2. FEES, COMMISSIONS AND EXPENSES.

It is currently estimated that the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the Transaction, will total approximately:

[9]	These debt/equity ratios are computed exclusive of capital leases, consistent with the decisions of the ACC. Including capital lease obligations, the debt/equity ratio of TEP’s capital structure would improve as a result of these transactions from 83%/17% to 74%/26%.

Investment bankers fees and expenses	to be supplied by amendment
Lenders fees and expenses	to be supplied by amendment
Accountants fees	to be supplied by amendment
Legal fees and expenses	to be supplied by amendment
Other	to be supplied by amendment
TOTAL.	to be supplied by amendment

ITEM 3. APPLICABLE STATUTORY PROVISIONS.

3.1 General Overview of Applicable Statutory Provisions.

The acquisition of the common stock of the Operating Utility Companies by the Applicants, indirectly through UniSource Energy, is subject to Sections 9(a)(2) and 10 of the Act. The relevant standards for approval of an application under Section 10 are set forth in subsections (b), (c) and (f) thereof. Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless the Commission finds that:

(1)	such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

(2)	in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

(3)	such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

Section 10(f) provides that the Commission:

shall not approve any acquisition . . . unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

Finally, Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:

(1)	an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions of section 11; or

(2)	the acquisition of securities or utility assets of a public-utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system.

For the reasons described below, the Transaction should be found to meet all of these standards.

3.2 Compliance with Standards of Section 10.

The proposed Transaction meets all the substantive requirements of subsections (b), (c) and (f) of Section 10 and therefore should be approved.

a.	The Acquisition is Lawful Under Section 8 of the Act and Is Not Detrimental to the Carrying Out of the Provisions of Section 11.

Section 10(c)(1) provides that the Commission shall not approve an acquisition that “is unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions of section 11.” As explained below, no adverse decision should be made under this subsection.

The Transaction is Lawful Under Section 8. Section 8 prohibits an acquisition by a registered holding company of an interest in an electric utility and a gas utility serving substantially the same territory without the express approval of the State commission when State law prohibits or requires approval of such acquisition. By its terms, Section 8 applies only to registered holding companies and is thus inapplicable to the Holding Company Applicants which are requesting exemptions under Section 3(a)(1) of the Act. In any event, the Transaction must also be approved by the ACC, which has jurisdiction over the Operating Utility Companies.

The Transaction is Not Detrimental to the Carrying Out of the Provisions of Section 11. The approval of the Transaction also would not be detrimental to the carrying out of the provisions of Section 11, which requires the simplification and integration of registered holding company systems. Specifically, subsection (b)(1) of Section 11 provides that every registered holding company and its subsidiaries shall limit their operations “to a single integrated public-utility system . . . .”,8 while subsection

[10]	Section 11(b)(1) permits a registered holding company to own one or more additional integrated public-utility systems only if the requirements of Section 11(b)(1)(A)-(C) (the “ABC clauses”) are satisfied. Under the “ABC clauses,” a registered holding company can own “one or more” additional integrated public-utility systems if the Commission finds that: “(A) Each of such additional systems cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system; (B) All of such additional systems are located in one State, or in adjoining States, or in a contiguous foreign country; and (C) The continued combination of such systems under the control of such holding company is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation.”

11(b)(2) requires that needless complexities in corporate structure be eliminated from registered holding company systems and that voting power be fairly distributed among its security holders.

Like Section 8, Section 11 by its terms applies only to registered holding companies and so it is not applicable to the Transaction. Moreover, in the UniSource Order, the Commission has already approved UniSource Energy’s indirect acquisition of UNS Electric and UNS Gas, which resulted in the combination of the electric and gas systems of the Operating Utility Companies, so no adverse finding should be made based on any lack of integration among the Operating Utility Companies. In any event, no undue complexities in corporate structure or inequitable voting distribution will result from the Transaction. As described below in Item 3.2(f), the Transaction will not create any publicly-held minority interest in any public-utility company or otherwise complicate the capital structure of the UniSource Energy system.

b.	The Acquisition Will Serve the Public Interest by Tending Toward the Economical and Efficient Development of an Integrated Public-Utility System.

Under Section 10(c)(2), the Commission must affirmatively find that the acquisition of the Operating Utility Companies by the Applicants “will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system . . . .” As indicated above and in the UniSource Order, the electric properties of TEP and the electric and gas properties of UNS Electric and UNS Gas, respectively, do not, together, form a single integrated public-utility system. However, the Commission has stated on numerous occasions that under Section 10(c)(2) an exempt holding company may consist of more than one integrated system. See, e.g., Union Electric Co., 45 S.E.C. 489 (1974). In essence, Section 10(c)(2) requires that (i) each utility system within the exempt holding company system be an integrated system and (ii) the acquisition tend toward the economical and efficient development of an integrated system. In this case, following the acquisition, UniSource Energy will continue to own TEP’s electric utility system located in and around the City of Tucson and in other parts of Arizona and New Mexico, UNS Electric’s two electric utility systems operating in Mohave and Santa Cruz Counties, and UNS Gas’ integrated gas utility system serving most of northern Arizona and Santa Cruz County south of Tucson.

The Transaction will provide benefits that will facilitate the economic and efficient development of all of these systems and the TEP system in particular. As previously noted, the Transaction will considerably strengthen the capital structure of TEP through an equity contribution to TEP of up to $168 million, improving the debt/equity ratio (as determined by the ACC) from approximately 75%/25% to 60%/40%,9 and through the repayment by UniSource Energy of a $95 million intercompany note owing to TEP, all of which is consistent with the desire of the ACC. This substantial improvement in TEP’s capital structure should lower TEP’s financing costs, permitting TEP to more rapidly pay down its debt and making additional cash available to TEP to meet unplanned or extraordinary capital expenditures. It should also provide greater access to appropriate financing for all of the Operating Utility Companies, giving them a greater ability to continue to operate and to provide safe, reasonable and adequate service to their customers, especially during periods of expected customer growth. As the Commission has noted in an approval of a utility holding company formation, “a balanced capital structure also helps provide critical financial flexibility. . . . The potential cost savings accruing from such financing flexibility should further the economical operation of the reorganized utility system.” WPL Holdings, Inc., 50 S.E.C. 728, 731 (1991).

The Transaction should also provide other benefits. These include providing the resources and commitment necessary to retain UniSource Energy’s senior management in place and to maintain UniSource Energy’s headquarters locally in Tucson, Arizona, as well as to sustain its contributions to charitable and community programs.

These benefits expected to result from the Transaction are sufficient to satisfy the standards of Section 10(c)(2). The Commission has noted that economies and efficiencies that cannot be quantified should be taken into account in this analysis, as “specific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable.” Centerior Energy Corp., 49 S.E.C. 472, 480 (1986), citing American Electric Power Co., Inc., 46 S.E.C. 1299, 1322 (1978). The Commission has also previously held that, where a holding company will be exempt under Section 3(a) of the Act following an acquisition of nonintegrating utility assets, it is sufficient for purposes of Section 10(c)(2) to find benefits to one integrated system. See BL Holding Corp., Holding Co. Act Release No. 26875 (May 15, 1998) (citing Gaz Metropolitain, Inc., 52 S.E.C. 56 (1994)).

c.	Compliance with Relevant State Law.

Section 10(f) of the Act states that the Commission may not approve a proposed acquisition unless it finds that the applicant has complied with all applicable state laws. As indicated, a condition of the closing of the Transaction and related financing is the approval of the ACC. A copy of the ACC’s order will be filed herewith as Exhibit D-2.

[11]	Supra Note 9.

d.	The Acquisition Will Not Tend Towards Interlocking Relations or Concentration of Control of Public-Utility Companies that is Detrimental to the Public Interest or Interest of Investors or Consumers.

The Transaction would not involve any “public utility companies” other than the Operating Utility Companies or the acquisition of any utility assets not already owned, directly or indirectly, by UniSource Energy and “will therefore have no effect on the concentration of control of public utility companies”, Wisconsin Energy Corp., Holding Co. Act Release No. 24267, 37 SEC Docket 296, 300 (1986), and would not involve the creation of any interlocking relations among any public utility companies. Therefore, the relationships among the Operating Utility Companies would not be changed as a result of the Transaction, and the Operating Utility Companies would continue their utility operations in essentially the same manner as prior to the Transaction. Consequently, the Transaction should not, within the meaning of Section 10(b)(1), be deemed to “tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers.” Upon completion of the Transaction, none of the Applicants will be an affiliate of any other public utility company.

Moreover, the Applicants will file the Notification and Report Forms with the Department of Justice (“DOJ”) and Federal Trade Commission (“FTC”) required by the HSR Act describing the Transaction and prior to closing the Transaction, will wait for the applicable waiting period to expire. The Commission has held, and the courts have agreed, that it may “watchfully defer” to other agencies with respect to such matters. See City of Holyoke v. SEC, 972 F.2d at 363-64, (quoting Wisconsin’s Environmental Decade v. SEC, 882 F.2d 523, 527 (D.C. Cir. 1989)).

e.	The Consideration To Be Paid Is Reasonable and Bears a Fair Relation to the Value of the Utility Assets Underlying the Securities To Be Acquired.

Section 10(b)(2) precludes approval of an acquisition if the consideration to be paid in connection with the transaction, including all fees, commissions and other remuneration, is “not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of . . . the utility assets underlying the securities to be acquired.”

The Commission has found persuasive evidence that the standards of Section 10(b)(2) are satisfied where, as here, the agreed consideration for an acquisition is the result of arm’s-length negotiations between the managements of the companies involved, supported by opinions of financial advisors. See Entergy Corp., 51 S.E.C. at 869, 879 (1993); Southern Co., Holding Co. Act Release No. 24579 (Feb. 12, 1988).

Pursuant to the Transaction, the consideration of $25.25 per share for the issued and outstanding common stock of UniSource Energy (approximately $878.2 million), which represents a 30% premium over the closing price on November 21, 2003, resulted from arm’s-length negotiations and was deemed acceptable by UniSource Energy after lengthy negotiations with the Applicants and substantial due diligence. In addition, UniSource Energy’s board of directors obtained an opinion, dated November 21, 2003, from its financial advisor, Morgan Stanley & Co., Incorporated, which is filed as Exhibit H hereto, that the consideration to be received by the holders of UniSource Energy’s common stock pursuant to the Transaction documents “is fair from a financial point of view” to such holders. Moreover, the Transaction provides up to $168 million of additional equity capital to TEP as well as the retirement of a $95 million intercompany note payable to TEP by UniSource Energy. In addition, the rates previously approved by the ACC for the Operating Utility Companies will allow the Applicants to service the debt obligations they will incur to finance the Transaction and provide working capital and an opportunity to earn a reasonable return on common equity invested.

Another consideration under Section 10(b)(2) is the overall fees, commissions and expenses to be incurred in connection with the Transaction. The Applicants believe that the estimated fees and expenses in this matter will bear a fair relation to the consideration to be paid, and further that the fees and expenses will be fair and reasonable in light of the size and complexity of the overall Transaction. See Northeast Utilities, 50 S.E.C. 427, 441 and 446 (1990) (noting that fees and expenses must constitute normal costs and represent a minor part of the overall acquisition).

f.	The Acquisition Will Not Unduly Complicate the Capital Structure of the Holding Company System and Will Not Be Detrimental to the Public Interest, the Interest of Investors or Consumers, or the Proper Functioning of the Holding Company System.

Section 10(b)(3) requires the Commission to determine whether a proposed acquisition will “unduly complicate the capital structure” or be “detrimental to the public interest or the interest of investors or consumers or the proper functioning” of the holding company system. The intent of these requirements is to assure the financial soundness of the holding company system, with particular regard to the proper balance of debt and equity.

As indicated above, the Transaction will not create any complexity in the capital structure of the UniSource Energy holding company system. In the Transaction, Saguaro Corp. will acquire all of the issued and outstanding common stock of UniSource Energy; UniSource Energy’s direct and indirect ownership of the common stock of the Operating Utility Companies will be unaffected. Consequently, the Transaction itself will not create any publicly-held minority interest in the voting securities of any public-utility company. Certain employees and management of UniSource Energy may be given the opportunity to invest in Saguaro Corp. or the Partnership; however, at the present time, there is no plan or arrangement with any member of management or any employee regarding ownership or compensation.

In addition, as also noted above, the Transaction is anticipated to strengthen the capital structure of the holding company system by improving TEP’s debt/equity ratio (as determined by the ACC) from approximately 75%/25% to 60%/40%. This would be accomplished through (1) an equity contribution to TEP of up to $168 million and (2) the repayment by UniSource Energy of a $95 million intercompany note payable to TEP (of which $25 million will represent an increase in TEP’s common equity). Consequently, the Transaction will allow TEP to reach its targeted capitalization ratio sooner than originally anticipated, consistent with the desire of the ACC.

To facilitate the Transaction and its financing, the Holding Company Applicants would be placed above UniSource Energy and UES. However, the insertion of the Holding Company Applicants would not create a complicated capital structure for the holding company system. Except for possible management and employee stock ownership in Saguaro Corp. or the Partnership as discussed above, all equity interests will be held by the General Partner and the Limited Partners through Saguaro Utility L.P. None of the holding companies other than Saguaro Corp. will have any public or private institutional debt holders.

Finally, the effects, if any, of the Transaction on the capital costs and rates of the Operating Utility Companies will be addressed in the ACC proceeding. Moreover, TEP’s financial integrity will continue to be protected by limitations and restrictions imposed under the Holding Company Order (supra note 7) and the settlement.

3.3 Exemption of the Applicants under Section 3(a)(1).

Section 3(a)(1) provides that “unless and except insofar as it finds the exemption detrimental to the public interest or the interests of investors or consumers” the Commission shall exempt from registration any holding company and every subsidiary thereof, if:

such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly, or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.

The Commission has held that the “predominantly intrastate in character/ substantially in a single State” test must be met individually by the holding company system as a whole and each “material” public-utility subsidiary. See Texas Utilities Co., 31 S.E.C. 367, 370 (1950).

Each of the Holding Company Applicants will satisfy the objective criteria for exemption under Section 3(a)(1) in this case. In addition, each of the Holding Company

Applicants and the Operating Utility Companies are organized under the laws of Arizona and, as described below, each of them is “predominantly intrastate in character” and operates substantially in Arizona.

In determining whether a company is “predominantly intrastate in character” and operates “substantially in a single State,” the Commission has historically considered various quantifiable factors, including gross operating revenues, net operating revenues, net income, number of customers served, location of utility assets, and net utility plant, in order to compare the company’s out-of-state presence with its in-state presence. See NIPSCO Industries, Inc., 53 S.E.C. 1296, 1323 (1999) (“NIPSCO”). In a recent case, the Commission observed that, in practice, it has given the greatest deference to revenues. See C&T Enterprises, Inc., et al., Holding Co. Act Release No. 27590 (Oct. 31, 2002) and Enron Corp., Holding Co. Act Release No. 27782 (Dec. 29, 2003).

With the exception of occasional sales of wholesale energy from the San Juan and Four Corners Generating Stations to wholesale customers in New Mexico, all of the Operating Utility Companies’ sales of retail and wholesale electric energy occur in Arizona or at the Arizona border.10 On average, in the three-year period 2001 through 2003 (including partial-year revenues of UNS Electric and UNS Gas in 2003), TEP derived approximately 2.1% of its gross operating revenues and 2.6% of its net operating revenues (gross electric revenues less cost of fuel) from sales of electricity (all at wholesale) outside of Arizona.11 In NIPSCO, the Commission determined that the “predominantly intrastate in character/substantially in a single State” standard was met where, using a three-year historical average, 13.2% of NIPSCO’s pro forma net operating revenues were derived from out-of-state operations. This is the highest percentage in any case in which the Commission has granted an exemption under Section 3(a)(1) by order.

[12]	As noted in the UniSource Order, TEP has a fractional undivided interest in (but does not operate) generating units located at two sites in New Mexico (the San Juan and Four Corners Generating Stations) representing, in the aggregate, 432 MW of its total of 2,003 MW of owned or leased generating capacity, plus a fractional undivided interest in two 345 kV transmission lines that are used to deliver the output from those stations to TEP at the Arizona-New Mexico border.

The Commission has previously held that, for purposes of Section 3(a)(1) of the Act, wholesale sales of electric energy to an out-of-state buyer that are made at the state line constitute a part of the intrastate public utility business of the applicant. See WPL Holdings, Inc., 49 S.E.C. 761, 773 (1988), aff’d in part and rev’d in part sub nom., Wisconsin’s Environmental Decade v. SEC, 882 F.2d 523 (D.C. Cir. 1989), reaffirmed, 50 S.E.C. 728 (1991), (citing Sierra Pacific Resources, Inc., 49 S.E.C. 735 (1988)).

[13]	Out-of-state sales represented 4.9%, 0.9% and 0.7% of TEP’s gross operating revenues and 5.8%, 1.2% and 0.9% of TEP’s net operating revenues in the three-year period 2001 - 2003.

TEP’s three-year average of sales outside Arizona, on both a gross and net operating revenues basis, is well below that limit.12

The “predominantly/substantially” test is also satisfied on a holding company system basis. UNS Electric and UNS Gas do not have three-year historical sales data on a standalone basis. However, since all of the retail and wholesale sales of UNS Electric and UNS Gas take place in Arizona or at the Arizona border, the addition of those in-state sales to TEP’s sales necessarily has the effect of reducing slightly the overall percentage of out-of-state utility sales of the Operating Utility Companies.

In addition, as noted above, pursuant to the UniSource Order, the Commission granted to each of UniSource Energy and UES a Section 3(a)(1) exemption as a holding company in connection with its approval of their acquisition of UNS Electric and UNS Gas. Currently, UniSource Energy itself does not engage in any business activities or have any material assets, other than the stock of its subsidiaries. Since UniSource Energy currently has an exemption under Section 3(a)(1) and since, as discussed above, the Transaction would not involve the acquisition of any utility assets not already owned, directly or indirectly, by UniSource Energy, each of the Holding Company Applicants should be eligible for a similar exemption under Section 3(a)(1).

There is also no basis to conclude that the grant of exemptions to the Holding Company Applicants would be “detrimental to the public interest or the interests of investors or consumers.” The Operating Utility Companies will continue to be subject to effective state regulation by the ACC. The Transaction and related financing will be reviewed and approved by the ACC. TEP and UNS Electric will also be subject to ongoing regulation by the FERC.

ITEM 4. REGULATORY APPROVALS.

4.1 State Approvals.

The Transaction and related financing and rate proposals will be reviewed and approved by the ACC. A copy of the Joint Application filed by the Applicants, UniSource Energy and the Operating Utility Companies filed with the ACC will be filed on Form SE as Exhibit D-1, and a copy of the ACC’s order, when received, will be filed on Form SE as Exhibit D-2.

4.2 Federal Approvals.

Federal Power Act. Under Section 203 of the Federal Power Act, FERC approval is required in connection with any disposition of jurisdictional facilities, in this case UniSource Energy’s, TEP’s and UNS Electric’s electric transmission lines, substation facilities, and associated books, records and accounts. In reviewing any

[14]	In NIPSCO, the Commission attached the greatest importance to net operating revenues, rather than gross operating revenues, because of NIPSCO’s status as a combination gas and electric utility and the inherent difficulty of comparing the relative size of gas and electric operations based on gross revenues figures.

transaction under the standards of Section 203, the FERC must determine whether the transaction is consistent with the public interest and whether it will adversely affect competition, rates, or regulation. A copy of the joint application filed by the Applicants, UniSource Energy, TEP and UNS Electric with the FERC requesting the necessary approvals of the Transaction under the Federal Power Act will be filed as Exhibit D-3 hereto. A copy of the FERC’s Order Authorizing Disposition of Jurisdictional Facilities and approving the Transaction, will be filed as Exhibit D-4 hereto.

HSR Act. Under the HSR Act, and the rules promulgated thereunder by the Federal Trade Commission (“FTC”), the Transaction may not be consummated until the Applicants and UniSource Energy file notifications and provide certain information to the FTC and the Department of Justice (“DOJ”) and specified waiting period requirements are satisfied. Even after the HSR Act waiting period expires or terminates, the FTC or the DOJ may later challenge the transaction on antitrust grounds. The parties received notice from the FTC that it granted early termination of the waiting period on March 19, 2004. If the Transaction is not completed within 12 months after this early termination, the parties would be required to submit new information under the HSR Act and a new waiting period would begin.

Except as described above, no other state or federal commission, other than this Commission, has jurisdiction over the Transaction.

ITEM 5. PROCEDURE.

The Applicants request that the Commission issue a notice of filing of this Application/Declaration as soon as practicable and issue an order approving the proposed Transaction and granting the other relief requested as soon as its rules allow following the notice period. The Applicants further request that there not be a 30-day waiting period between issuance of the Commission’s order and the date on which the order is to become effective, but rather that the Commission’s order become effective immediately upon the entry thereof; the Commission waive a recommended decision by a hearing officer or other responsible officer of the Commission; and the Commission consent to the participation by the Division of Investment Management in the preparation of the Commission’s decision and/or order, unless the Division of Investment Management opposes the matters proposed herein.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.

Exhibits.

A-1

Amended and Restated Articles of Incorporation of UniSource Energy Corporation (incorporated by reference to Exhibit 2(a) to Current Report of UniSource Energy Corporation on Form 8-A

/A, dated January 30, 1998, in File No. 1-13739).

A-2	Bylaws of UniSource Energy Corporation, as amended December 11, 1997 (incorporated by reference to Exhibit 2(b) to Current Report of UniSource Energy Corporation on Form 8-A, dated December 23, 1997, in File No. 1 - 13739).

A-3	Articles of Incorporation of UNS Electric, Inc. (incorporated by reference to Exhibit A-3 to Amendment No. 2 to Application/Declaration, dated August 1, 2003, in File No. 70-10116).

A-4	Bylaws of UNS Electric, Inc. (incorporated by reference to Exhibit A-4 to Amendment No. 2 to Application/Declaration, dated August 1, 2003, in File No. 70-10116).

A-5	Articles of Incorporation of UNS Gas, Inc. (incorporated by reference to Exhibit A-5 to Amendment No. 2 to Application/Declaration, dated August 1, 2003, in File No. 70-10116).

A-6	Bylaws of UNS Gas, Inc. (incorporated by reference to Exhibit A-6 to Amendment No. 2 to Application/Declaration, dated August 1, 2003, in File No. 70-10116).

A-7	Articles of Incorporation of Saguaro Utility Group I Corp. (to be filed on Form SE).

A-8	Bylaws of Saguaro Utility Group I Corp. (to be filed on Form SE).

A-9	Agreement of Limited Partnership of Saguaro Utility Group L.P. dated as November 21, 2003 (to be filed pursuant to Rule 104).

B-1	Agreement and Plan of Merger dated as of November 21, 2003 between UniSource Energy Corporation and Saguaro Acquisition Corp. (to be filed pursuant to Rule 104).

C	None.

D-1	Notice of Intent by UniSource Energy Corporation to the Arizona Corporation Commission (to be filed on Form SE ).

D-2	Order of the Arizona Corporation Commission (to be filed by amendment).

D-3	Joint Application of UniSource Energy Corporation, Tucson Electric Power Company, UNS Electric, Inc., Saguaro Utility Group I Corp., Saguaro Acquisition Corp. and Saguaro Utility Group L.P. to the Federal Energy Regulatory Commission and Organizational Chart (to be filed by amendment).

D-4	Order of the Federal Energy Regulatory Commission (to be filed by amendment).

E-1	Map showing electric service territories of Tucson Electric Power Company, UNS Electric, Inc. and gas service territories of UNS Gas, Inc. (to be filed on Form SE).

F	Opinion of counsel to Sage Mountain, L.L.C., Saguaro Utility Group I Corp. and Saguaro Utility Group L.P. (to be filed by amendment).

G	Proposed form of Federal Register notice (filed herewith).

H	Fairness opinion provided by Morgan Stanley & Co. Incorporated (incorporated by reference to Appendix B to the Proxy Statement, dated February 23, 2004, of UniSource Energy filed on Schedule 14A in File No. 1-13739).

I	List and Description of Non-Utility Subsidiaries of UniSource Energy (filed herewith).

Financial Statements.

FS-1:	Consolidated Balance Sheet and Statement of Income for UniSource Energy Corporation as of and for the year ended December 31, 2003 (incorporated by reference to the Annual Report of UniSource Energy Corporation on Form 10-K for the year ended December 31, 2003, in File No. 1-13739).

FS-2	Unaudited Pro Forma Consolidated Statement of Income and Balance Sheet of Saguaro Utility Group I Corp. and Saguaro Utility Group L.P. (to be filed on Form SE).

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS.

The Transaction does not involve a “major federal action” nor will it “significantly affect the quality of the human environment” as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The Transaction will not result in changes in the operation of the Applicants, UniSource Energy, the Operating Utility Companies or any of their respective subsidiaries that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the Transaction.

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Application/Declaration to be signed on their behalves by the undersigned thereunto duly authorized.

SAGE MOUNTAIN, L.L.C.

By:
Name: Frederick B. Rentschler
Title: Managing Member

SAGUARO UTILITY GROUP L.P.

By:	Sage Mountain, L.L.C., its General Partner

Name: Frederick B. Rentschler
Title: Managing Member

SAGUARO UTILITY GROUP I CORP.

By:
Name: Frederick B. Rentschler
Title: President

FREDERICK B. RENTSCHLER

Date: March     , 2004